Exhibit 99.1

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on April 23, 2014

TO THE SHAREHOLDERS OF CIMATRON LTD.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 4:00 P.M. (Israel time), on April 23, 2014, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.
To re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law, and to grant Mr. Entin restricted shares of the Company.

2.	To re-elect Mrs. Eti Livni to the Board to serve as an External Director, for an additional three-year term pursuant to the Companies Law, and to grant Mrs. Livni restricted shares of the Company.

3.	To appoint Yossi Ben Shalom, David Golan, Dan Haran and William F. Gibbs to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two External Directors.

4.	To approve the grant of restricted shares to Mr. David Golan, a current member of our Board.

5.	To amend the Articles of Association of the Company (the "Articles") so as to amend the provisions relating to the quorum requirements for convening shareholder meetings.

6.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2014 and until the next annual shareholders' meeting, and to further authorize the Board to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors (the “Audit Committee”).

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the Meeting personally; however, whether or not you plan to be with us at the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, or provide voting instructions. All proxies or voting instructions received at the Company's offices in Israel by the beginning of the Meeting shall be taken into consideration.

Shareholders of record at the close of business on March 14, 2014 will be entitled to notice of, and to vote at the Meeting.

Thank you for your cooperation.

Very truly yours,
By Order of the Board of Directors

Yossi Ben Shalom
Chairman of the Board of Directors

Date: March 13, 2014